STANDBY PURCHASE AGREEMENT

THIS AGREEMENT (the “Agreement”) has been entered into as of February 10, 2008, by and among:

CATALYST PAPER CORPORATION, a corporation governed under the laws of Canada

(“Catalyst”)

- and -

BMO NESBITT BURNS INC., a corporation governed under the laws of Canada

(“BMONB”)

- and -

GENUITY CAPITAL MARKETS, a partnership governed under the laws of the Province of Ontario

(“Genuity”, and together with BMONB, the “Standby Purchasers”)

WHEREAS Catalyst or an affiliate of Catalyst is contemporaneously entering into the Snowflake Purchase Agreement (as defined below) to acquire certain newsprint assets located in the State of Arizona and the issued and outstanding shares of capital stock of The Apache Railway Company (the “Snowflake Acquisition”) from Abitibi Consolidated Sales Corporation;

AND WHEREAS Catalyst proposes to effect an offering of transferable rights (“Rights”) to acquire subscription receipts of Catalyst (“Subscription Receipts”), each Subscription Receipt being convertible into one common share of Catalyst (“Common Shares”) upon the closing of the Snowflake Acquisition, to the holders of record of its Common Shares pursuant to a short form prospectus to raise proceeds of not less than $125,000,000 and not greater than $126,000,000 (the “Offering Amount”) to be used to fund a portion of the purchase price for the Snowflake Acquisition (the “Rights Offering”);

AND WHEREAS Third Avenue Trust, on behalf of Third Avenue International Value Fund (“TAVIX”) has agreed to exercise its Basic Subscription Privilege (as defined below) and its Additional Subscription Privilege (as defined below) to subscribe for up to an aggregate of 50% of the Offering Amount of Subscription Receipts under the Rights Offering pursuant to, and subject to the limitations contained in, an oversubscription agreement to be entered into between TAVIX and Catalyst (the “TAVIX Oversubscription Agreement”);

AND WHEREAS the Standby Purchasers have severally (and not jointly and severally) agreed to purchase up to an aggregate of 50% of the Offering Amount of Subscription Receipts that are not otherwise purchased under the Rights Offering and/or purchased by TAVIX pursuant to the TAVIX Oversubscription Agreement, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

ARTICLE 1

INTERPRETATION

1.1	Definitions. In this Agreement, unless something in the subject matter is inconsistent therewith:

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations adopted by the SEC thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

“Additional Subscription Privilege” means the entitlement of a holder of Rights, who has exercised his, her or its Basic Subscription Privilege in full, to subscribe for additional Subscription Receipts (if such are available) pursuant to the Rights Offering, as such entitlement will be further detailed in the Prospectus;

“affiliates” has the meaning ascribed thereto in the Canada Business Corporations Act, as amended;

“Basic Subscription Privilege” means the entitlement of a holder of Rights to subscribe for his, her or its pro rata portion of Subscription Receipts under the Rights Offering based on his, her or its holding of Common Shares on the Record Date;

“BMONB” has the meaning set forth on the first page of this Agreement;

“Business Day” means any day, other than a Saturday or a Sunday, upon which banks are open for business in the cities of Toronto and Vancouver;

“Catalyst” means Catalyst Paper Corporation, a corporation governed by the Canada Business Corporations Act;

“Closing Date” means two Business Days following the Expiry Time, or such other date as may be agreed by Catalyst and the Standby Purchasers, which in no event shall be later than April 21, 2008;

“Closing Time” means 6:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as Catalyst and the Standby Purchasers may agree;

“Common Shares” has the meaning set forth in the recitals to this Agreement;

“Exercise Price” means the exercise price attached to the Rights Offering, which shall be determined in the manner set forth in Section 2.3;

“Expiry Time” means 5:00 p.m. (Toronto time) on the date to be set forth in the Final Prospectus, such date and time being the date and time on which the Rights shall expire and become null and void and such date being expected to be on or about the 21st day following the date on which the Final Prospectus is mailed to holders of Common Shares as of the Record Date and which is expected to be no later than April 17, 2008;

“Final Prospectus” means the (final) short form prospectus to be filed by Catalyst with the Securities Commissions in connection with the Rights Offering and the distribution of the Securities including any distribution by Standby Purchasers of Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts during the Qualification Period;

“Genuity” has the meaning set forth on the first page of this Agreement;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used;

“Material Adverse Change” means any change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations, or results of operations of Catalyst and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to Catalyst and its subsidiaries, on a consolidated basis;

“Material Subsidiaries” means each of Elk Falls Pulp and Paper Limited, Catalyst Paper Finance Limited, Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Catalyst Pulp and Paper Sales Inc., Catalyst Paper (USA) Inc., Catalyst Paper Holdings Inc., Pacifica Papers Sales Inc., Pacifica Poplars Ltd., Pacifica Poplars Inc., Pacifica Papers U.S. Inc. and the British Columbia general partnership Catalyst Paper;

“Misrepresentation” has the meaning ascribed to such term in section 1(1) of the Securities Act;

“Offering Amount” has the meaning set forth in the recitals to this Agreement;

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including a Governmental Entity or political subdivision or an agency or instrumentality thereof;

“Preferred Shares” means the preferred shares in the share capital of Catalyst;

“Preliminary Prospectus” means the preliminary short form prospectus to be filed by Catalyst with the Securities Commissions in connection with the Rights Offering and the distribution of the Securities including any distribution by the Standby Purchasers of Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts during the Qualification Period;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment including, in each case, where the context so permits, all documents incorporated by reference therein;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus;

“Public Documents” means (i) the annual information form for Catalyst dated February 9, 2007; (ii) management’s discussion and analysis for Catalyst for the year ended December 31, 2007, to be filed with the applicable securities regulatory authorities in Canada; (iii) the audited consolidated financial statements of Catalyst as at and for the year ended December 31, 2007, together with the auditors’ reports thereon; (iv) management proxy circular dated February 9, 2007 in connection with Catalyst’s March 28, 2007 annual and special meeting; (v) all material change reports filed by Catalyst since December 31, 2006; and (vi) any other document which is incorporated by reference in the Prospectus;

“Qualification Period” has the meaning set forth in Section 4.1;

“Qualifying Jurisdictions” means each of the Provinces of Canada and the United States to the extent permitted under applicable state securities or blue sky laws;

“Record Date” means the record date for the purpose of the Rights Offering that will be established by Catalyst in the Final Prospectus, which is expected to be no later than March 20, 2008;

“Registration Statement” has the meaning set forth in Section 2.5;

“Regulation S” means Regulation S under the 1933 Act;

“Rights” has the meaning set forth in the recitals to this Agreement;

“Rights Offering” has the meaning set forth in the recitals to this Agreement;

“Rights Ratio” means the number of Rights which must be held to entitle the holder to subscribe for one Subscription Receipt, as determined by the Standby Purchasers in accordance with Section 2.3;

“Rules and Regulations” has the meaning set forth in Section 2.5;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Rights, the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts and the Common Shares underlying the Subscription Receipts and the Standby Subscription Receipts;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Commissions” means, collectively, the securities commissions or similar securities regulatory authorities of all of the Provinces of Canada;

“Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Administrators and the securities regulatory authorities in the Qualifying Jurisdictions, and the applicable rules and policies of the TSX;

“SEDAR” means the System for Electronic Document Analysis and Retrieval (SEDAR) as further described within National Instrument 13-101 of the Canadian Securities Administrators;

“Snowflake Acquisition” has the meaning set forth in the recitals to this Agreement;

“Snowflake Purchase Agreement” means the asset and stock purchase agreement to be entered into among Abitibi Consolidated Sales Corporation (as seller), Catalyst or an affiliate of Catalyst (as purchaser) and certain others in connection with the Snowflake Acquisition;

“Standby Purchasers” has the meaning set forth on the first page of this Agreement;

“Standby Subscription Receipts” shall have the meaning set forth in Section 2.2;

“Subscription Receipts” has the meaning set forth in the recitals to this Agreement;

“TAVIX” has the meaning set forth in the recitals to this Agreement;

“TAVIX Oversubscription Agreement” has the meaning set forth in the recitals to this Agreement;

“Trading Observation Period” means the period of five days on which the TSX is open for business ending on the Business Day immediately preceding the Business Day the Final Prospectus is filed with the Securities Commissions, provided that such period will begin on the later of (a) the third Business Day following the date on which the audited consolidated financial statements of Catalyst as at and for the year ended December 31, 2007, together with the auditors’ report thereon, have been filed on SEDAR and (b) the third Business Day following the date on which the Preliminary Prospectus is filed with the Securities Commissions;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Final Prospectus” has the meaning set forth in Section 2.5; and

“U.S. Preliminary Prospectus” has the meaning set forth in Section 2.5.

“VWAP” means the volume weighted average trading price of the Common Shares on the TSX during the Trading Observation Period, calculated by dividing the aggregate dollar amount of the trades of Common Shares on the TSX during the Trading Observation Period by the aggregate number of Common Shares traded on the TSX during the Trading Observation Period.

1.2
Headings, etc.  The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3
Plurality and Gender.  Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and the words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4	Currency. Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5
Governing Law.  This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising out of this Agreement.

1.6
Severability.  If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7
Statutes.  Any reference to a statute, act or law shall include and shall be deemed to be a reference to such statute, act or law and to the regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or law that may be passed which has the effect of supplementing or superseding such statute, act or law so referred to.

ARTICLE 2

STANDBY COMMITMENT

2.1
Conduct of Rights Offering.  Subject to and in accordance with the terms hereof, Catalyst intends to offer, in accordance with Securities Laws, the Rights, the Subscription Receipts issuable upon the exercise of the Rights and the Common Shares underlying the Subscription Receipts pursuant to the Prospectus to Persons that are the holders of record of Common Shares in the Qualifying Jurisdictions.

2.2
Standby Commitment.  Subject to and in accordance with the limitation set out in  this Section 2.2 and the other terms hereof, if Catalyst proceeds with the Rights Offering, each of the Standby Purchasers hereby severally (and not jointly and severally) agrees to purchase from Catalyst, and Catalyst hereby agrees to sell to each Standby Purchaser, at the Exercise Price and on the Closing Date, any Subscription Receipts that are not otherwise subscribed for in the Rights Offering by holders of Rights prior to the Expiry Time (including pursuant to the Additional Subscription Privilege or by TAVIX pursuant to the TAVIX Oversubscription Agreement) on a pro rata basis as between the Standby Purchasers, up to but in no event exceeding, in the case of each Standby Purchaser, such number of Subscription Receipts as have an aggregate purchase price of 25% of the Offering Amount (the “Standby Subscription Receipts”).

2.3	Price Determination.

(a)	The Exercise Price shall be calculated as follows (subject to rounding up or rounding down by an amount of not more than $0.01 as determined by the Standby Purchasers in their sole discretion):

Exercise Price	=	60%	x
(Market Capitalization of Catalyst (based on VWAP) + Net Proceeds from the Rights Offering)
__________________________________________________________________________________

(# of Common Shares outstanding at the completion of the Trading Observation Period + # of Common Shares to be issued pursuant to the Rights Offering)

(b)
The Rights Ratio shall be equal to any number such that the product of (i) the Exercise Price and (ii) the number of Common Shares outstanding on the Business Day immediately preceding the date on which the Final Prospectus is filed with the Securities Commissions divided by such Rights Ratio, is a dollar amount which equals the Offering Amount; and

(c)
Immediately following completion of the Trading Observation Period, the Standby Purchasers shall calculate the Exercise Price and the Rights Ratio as set out in this Section 2.3 and shall provide Catalyst and TAVIX with written notice thereof for their approval, acting reasonably.

2.4
Timing of Rights Offering.  Subject to and in accordance with the terms hereof, Catalyst agrees that it will file with the Securities Commissions (a) the Preliminary Prospectus on or before February 22, 2008; and (b) the Final Prospectus on the later of (i) the Business Day next following the first date on which a full five (5) day Trading Observation Period has been completed and the Exercise Price and Rights Ratio determined in accordance with Section 2.3 hereof and (ii) the Business Day next following the date on which all necessary approvals and consents are received from the Securities Commissions and the TSX which are necessary or advisable, in Catalyst’s opinion, acting reasonably, to proceed with the filing of the Final Prospectus and completion of the Rights Offering.  Catalyst will use commercially reasonable efforts to obtain a receipt (or analogous decision document) as soon as possible following the filing of each of the Preliminary Prospectus and Final Prospectus (and any Prospectus Amendment) with the Securities Commissions.

2.5
United States Filings.  Subject to and in accordance with the terms hereof, Catalyst agrees that (a) it will prepare and, as soon as practicable following the filing of the Preliminary Prospectus with the Securities Commissions, file with the SEC a registration statement under the 1933 Act and the rules and regulations of the SEC (the “Rules and Regulations”) on Form F-10, including a related preliminary prospectus (which consists of the Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by F-10 and the Rules and Regulations (the “U.S. Preliminary Prospectus”), relating to the offering and sale of the Securities, and (b) it will prepare and, as soon as practicable following the filing of the Final Prospectus with the Securities Commissions, file with the SEC an amendment to such registration statement including a related prospectus (which consists of the Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by F-10 and the Rules and Regulations) (the “U.S. Final Prospectus”).  Catalyst will use commercially reasonable efforts to cause the registration statement, as so amended, to become effective as soon as possible following the issue of the receipt (or analogous decision document) by the Securities Commissions for the Final Prospectus.  Such registration statement, as amended, including any exhibits and all documents incorporated therein by reference, as of the time it became effective, is referred to herein as the “Registration Statement”.

2.6
Payment for Standby Subscription Receipts.  Subject to and in accordance with the terms hereof, on the Closing Date, each Standby Purchaser shall pay, in immediately available funds by wire transfer to an account designated by Catalyst the aggregate purchase price that is payable for the Standby Subscription Receipts to be purchased by it hereunder in accordance with Section 2.2 hereof and Catalyst shall issue the Standby Subscription Receipts to the Standby Purchasers.

2.7	Fees to the Standby Purchasers. Catalyst shall pay, and each Standby Purchaser shall be entitled to receive each of the following amounts:

(a)	a payment of $312,500 immediately upon the execution of this Agreement (representing an aggregate fee payable to the Standby Purchasers under this Section 2.7(a) of $625,000); and

(b)	a payment of $468,750 on the Closing Date in accordance with Section 7.1 (representing an aggregate fee payable to the Standby Purchasers under this Section 2.7(b) of $937,500); and

(c)
a payment of $468,750 immediately upon the conversion of the Subscription Receipts and the Standby Subscription Receipts into Common Shares (representing an aggregate fee payable to the Standby Purchasers under this Section 2.7(c) of $937,500), and paid in each case in immediately available funds by wire transfer to an account(s) designated by the Standby Purchasers.  For certainty, in the event that the closing of the Snowflake Acquisition occurs contemporaneously with the closing of the Rights Offering, the fees payable under Sections 2.7(b) and 2.7(c) shall be payable by Catalyst to the Standby Purchasers immediately at such closing time.

2.8
Restrictions on Sale Outside the Qualifying Jurisdictions.  The Standby Purchasers severally (and not jointly and severally) agree not to sell or distribute, directly or indirectly, the Standby Subscription Receipts in such manner as to require registration of the Standby Subscription Receipts or the Common Shares underlying the Standby Subscription Receipts or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to sell or distribute the Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts only in accordance with all applicable Laws.  Each of the Standby Purchasers severally (and not jointly and severally) agrees that it will not offer or sell any of the Standby Subscription Receipts or the Common Shares underlying the Standby Subscription Receipts within the United States except, if applicable, for offers and sales in the United States by the U.S. affiliates of the Standby Purchasers.  Each of the Standby Purchasers further acknowledges that following the Qualification Period, it may only resell the Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts pursuant to Rule 903 of Regulation S or in a transaction that is otherwise exempt from the registration provisions of section 5 of the 1933 Act.  If either or both of the Standby Purchasers determines to establish a banking or selling group, any agreements between the Standby Purchaser (as applicable) and the members of such banking or selling group will contain similar restrictions to those contained in this Section 2.8.

ARTICLE 3

COVENANTS OF CATALYST

3.1	Subject to and in accordance with the terms hereof, Catalyst undertakes and agrees with and in favour of the Standby Purchasers that:

(a)
Preliminary Prospectus.  It shall prepare and file with the Securities Commissions on or before February 22, 2008, the Preliminary Prospectus (in the English and French languages, as appropriate) relating to the proposed distribution of the Securities.

(b)
Final Prospectus and Qualification.  As set forth in Section 2.4, Catalyst shall prepare and file with the Securities Commissions the Final Prospectus (in the English and French languages, as appropriate) relating to the proposed distribution of the Securities, and take all other steps and proceedings that may be necessary in order to qualify the distribution of the Securities in each of the Provinces of Canada.

(c)
United States Filings.  As set forth in Section 2.5, Catalyst shall prepare and file with the SEC a registration statement on Form F-10 and an amendment to such registration statement relating to the proposed distribution of the Securities and shall use commercially reasonable efforts to cause such registration statement to become effective as soon as possible following the issue of the receipt (or analogous decision document) by the Securities Commissions for the Final Prospectus.

(d)
Supplementary Material.  If required by Securities Laws, it shall prepare any amendments to the Prospectus, the Registration Statement or any documentation supplemental thereto or any amending or supplemental documentation or any similar document required to be filed by it under the Securities Laws. It shall also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws as a result of any Material Adverse Change.

(e)
Consents and Approvals.  It will use its commercially reasonable efforts to obtain all necessary consents, approvals or exemptions for the creation, offering and issuance of the Securities and the entering into and performance by it of this Agreement (including, for greater certainty, the issuance of the Rights, the Subscription Receipts issuable upon the exercise of such Rights and the Common Shares underlying such Subscription Receipts, as well as the issuance to each of the Standby Purchasers of the Standby Subscription Receipts and the Common Shares underlying such Standby Subscription Receipts).

(f)
Cease Trade Order or Other Investigation.  From the date hereof through the earlier of (i) the Closing Date and (ii) the termination of this Agreement, it will immediately notify the Standby Purchasers in writing of any written demand, request or inquiry (formal or informal) by any Securities Commission, the TSX or other Governmental Entity that concerns any matter relating to the affairs of Catalyst that may affect the Rights Offering, the transactions contemplated herein, or any other matter contemplated by this Agreement, or that relates to the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any securities of Catalyst. Any notice delivered to the Standby Purchasers as aforesaid shall contain reasonable details of the demand, request, inquiry, order or ruling in question.

(g)
TSX Listing.  It shall take all action as may be required and appropriate so that each of the Rights, the Subscription Receipts issuable upon exercise of the Rights, the Common Shares underlying the Subscription Receipts, the Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts have been conditionally approved for listing on the TSX, subject to receipt of customary final documentation.

(h)
Securities Laws.  It shall take all action as may be necessary and appropriate so that the Rights Offering and the transactions contemplated in this Agreement will be effected in accordance with Securities Laws.  It shall consult with the Standby Purchasers and their advisors upon their reasonable request regarding the manner in which the Rights Offering and the other transactions contemplated herein will comply with applicable Securities Laws, and it shall provide to the Standby Purchasers and their advisors copies of any documents that are to be submitted by it to any Securities Commission, the SEC or other regulatory authority for such purpose prior to being so submitted and it shall give the Standby Purchasers and their advisors an opportunity to comment on same, and Catalyst shall not file the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment without first obtaining approval from the Standby Purchasers after consultation with the Standby Purchasers with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed.

(i)
Obtaining of Report.  It will cause CIBC Mellon Trust Company to deliver to the Standby Purchasers, as soon as is practicable following the Expiry Time, details concerning the total number of Rights duly subscribed and paid for by holders of Rights under the Rights Offering, including those Rights subscribed and paid for pursuant to the Additional Subscription Privilege and under the TAVIX Oversubscription Agreement.

(j)
Use of Proceeds.  The net proceeds (net of all dealer-manager, rights agency, legal, accounting and standby fees and expenses related to the Rights Offering) received by Catalyst in connection with the Rights Offering and the sale and issuance by Catalyst of Standby Subscription Receipts to the Standby Purchasers under this Agreement will be used by Catalyst to fund a portion of the purchase price for the Snowflake Acquisition pursuant to the Snowflake Purchase Agreement as will be described under the heading “Use of Proceeds” in the Prospectus.

(k)
Corporate Existence.  In the event of a merger, consolidation or sale of all or substantially all of its assets, Catalyst shall ensure that the surviving successor entity in such transaction assumes its obligations hereunder.

(l)
Due Diligence.  Prior to the filing of each of the Preliminary and Final Prospectus and up until the Closing Time, Catalyst shall permit the Standby Purchasers and their advisors to participate fully in the preparation of the Prospectus and shall allow the Standby Purchasers and their advisors to conduct all due diligence investigations which the Standby Purchasers reasonably require (i) in order to fulfill their obligations under Securities Laws; (ii) in order to enable the Standby Purchasers to responsibly execute the certificates in the Preliminary Prospectus and Final Prospectus required to be executed by them; and (iii) in connection with the Standby Purchasers’ review of the Snowflake Acquisition.

(m)
Dealer-Manager.  It will enter into a dealer-manager agreement containing terms and conditions customary for a rights offering of this nature pursuant to which Catalyst will engage and appoint the Standby Purchasers as joint dealer-managers to organize, and participate in, the solicitation of the exercise of the Rights under the Rights Offering in a manner customary to rights offerings of this nature and in consideration for the services provided by the Standby Purchasers under such agreement, Catalyst will, among other things, pay each Standby Purchaser a dealer-manager fee of $1,000,000 at the Closing Time (representing an aggregate dealer-manager fee payable to the Standby Purchasers of $2,000,000), provided however, that up to $1,000,000 of the fees that Catalyst has paid to each Standby Purchaser pursuant to this Agreement (representing an aggregate of $2,000,000 of the fees paid by Catalyst to the Standby Purchasers pursuant to this Agreement) will be credited against the dealer-manager fee payable by Catalyst to such Standby Purchaser in satisfaction of the dealer-manager fee payable to such Standby Purchaser under the dealer-manager agreement.

(n)
Commercial Copies.  It will cause commercial copies of the Final Prospectus in the English and French languages and the commercial copies of U.S. Final Prospectus to be delivered to the Standby Purchasers without charge, in such numbers and in such cities as the Standby Purchasers shall reasonably request. Such delivery shall be effected as soon as possible, and, in any event, with respect to the Final Prospectus on or before a date two Business Days after receipt of an MRRS decision document issued by the British Columbia Securities Commission, in its capacity as principal regulator, pursuant to National Policy 43-201 — Mutual Reliance Review System for Prospectuses evidencing that a receipt has been issued by each of the Securities Commissions for the Final Prospectus and with respect to the U.S. Final Prospectus, within two Business Days of the Registration Statement becoming effective.

(o)
Mailing of Materials.  It will effect and complete the mailing of commercial copies of the Final Prospectus and the U.S. Final Prospectus, as applicable, to each of the registered holders of the Common Shares in the Qualifying Jurisdictions as soon as practicable following the Record Date and to the beneficial holders of Common Shares in the manner contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer as soon as practicable following the Record Date.

(p)
Future Financings.  Catalyst agrees not to issue, without the prior written consent of the Standby Purchasers (such consent not to be unreasonably withheld), for a period of 90 days from the Closing Date, any Common Shares or securities convertible into Common Shares except (i) the Securities; (ii) the grant of options under Catalyst’s stock option plan or the grant of restricted share units under its restricted share unit plan; (iii) Common Shares issuable pursuant to the exercise of options granted under Catalyst’s unit option plan or the exercise of restricted share units under its restricted share unit plan; (iv) Common Shares issuable pursuant to outstanding convertible securities of Catalyst; and (v) Common Shares issued in connection with the acquisition by Catalyst or an affiliate of Catalyst of any property, business or assets or the issued and outstanding share capital of any person.

ARTICLE 4

CHANGES

4.1
Material Change During Distribution.  During the period from the date of this Agreement to the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to Section 4.4) and ninety (90) days after the Closing Date (the “Qualification Period”), Catalyst shall promptly notify the Standby Purchasers in writing of:

(a)
any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Catalyst and its subsidiaries taken as a whole;

(b)	any material fact that has arisen or been discovered and that would be required to be disclosed in the Prospectus if filed on such date; and

(c)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus, including all documents incorporated by reference, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a Misrepresentation in the Prospectus or which would result in the Prospectus not complying (to the extent that such compliance is required) with Canadian Securities Laws.

Catalyst shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Standby Purchasers, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change. However, Catalyst shall not file any Prospectus Amendment or other document without first obtaining approval from the Standby Purchasers, after consultation with the Standby Purchasers with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed.  Catalyst shall in good faith discuss with the Standby Purchasers any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.1.

4.2
Change in Securities Laws.  If during the Qualification Period, there shall be any change in the Securities Laws which, in the opinion of the Standby Purchasers, requires the filing of a Prospectus Amendment, Catalyst shall, to the satisfaction of the Standby Purchasers, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

4.3
Change in Closing Date.  If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to Article 9, the Closing Date shall be, unless Catalyst and the Standby Purchasers otherwise agree in writing, the sixth Business Day following the later of:

(a)
the date on which all applicable filings or other requirements of the Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate MRRS decision documents obtained for such filings and notice of such filings from Catalyst or Catalyst’s legal counsel have been received by the Standby Purchasers; and

(b)	the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with Section 3.1(n).

4.4
Distribution of Standby Subscription Receipts.  The Standby Purchasers shall notify Catalyst in writing upon completion of distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CATALYST

5.1	Catalyst represents and warrants to the Standby Purchasers that:

(a)
Catalyst has been duly continued and is validly existing and in good standing under the Laws of Canada and each of the Material Subsidiaries is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)
Catalyst and the Material Subsidiaries are duly qualified to own their properties and assets and to carry on their business as presently conducted, are in good standing in each jurisdiction in which the conduct of their business or the ownership, leasing or operation of their business, properties and assets require such qualification, except to the extent that the failure to be so qualified or have such good standing would not have a material adverse effect on Catalyst and its subsidiaries on a consolidated basis, and each has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets.

(c)
Catalyst and each of the Material Subsidiaries is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which its business is carried on and holds all licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its properties and assets to be owned, leased and operated except to the extent that non-compliance with any such Laws, or failure to hold any such licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, would not have a material adverse effect upon Catalyst and its subsidiaries on a consolidated basis.

(d)
The authorized capital of Catalyst consists of an unlimited number of Common Shares and 100,000 Preferred Shares.  As of the date hereof, 214,604,120 Common Shares and no Preferred Shares are issued and outstanding.

(e)	Catalyst has all requisite power and authority to carry out its obligations under this Agreement.

(f)	Catalyst beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of each of the Material Subsidiaries.

(g)
All issued and outstanding shares of Catalyst have been duly authorized and validly issued, and are fully paid and non-assessable shares in the capital of Catalyst.  When issued and delivered to the respective purchaser and paid for by the respective purchaser in accordance with the terms and conditions of the Rights Offering and/or the terms and conditions of this Agreement, the Securities will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for any restrictions on resale or transfer imposed by applicable Laws.  The issuance of the Securities will not be subject to any pre-emptive or similar rights (it being acknowledged by each of the Standby Purchasers that the number of Standby Subscription Receipts that it may be entitled to receive pursuant to this Agreement will depend on the number of Subscription Receipts to be issued to those Persons who have exercised Rights prior to the Expiry Time).

(h)
Except as described in this Section 5.1(h) and other than in connection with the Rights Offering or to the Standby Purchasers under this Agreement, no person, firm or corporation has any agreement, option, right or privilege (whether by law, pre-emptive, contractual or otherwise) with or against Catalyst for the purchase, subscription or issuance of any shares or other securities of Catalyst, other than pursuant to outstanding options granted under Catalyst’s stock option plan to acquire an aggregate of 4,094,024 Common Shares and outstanding restricted share units granted under Catalyst’s restricted share unit plan to acquire an aggregate of 1,686,307 Common Shares.

(i)
The execution, delivery and performance by Catalyst of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on Catalyst’s part and do not and will not result in a breach by Catalyst or any of its Material Subsidiaries of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach by Catalyst of and do not and will not conflict with or constitute a default under:

(i)
the constating documents or by-laws of Catalyst or any of the Material Subsidiaries, any of the terms, conditions or provisions of the resolutions of the board of directors (or any committee thereof) or shareholders of Catalyst or any of the terms, conditions or provisions of any material contract, material indenture, mortgage, note, joint venture or partnership arrangement, agreement (written or oral), instrument or lease to which Catalyst or any of its Material Subsidiaries is party or by which Catalyst or any of its Material Subsidiaries is bound; or

(ii)
any Law or any judgment or decree of any other governmental body, agency or court having jurisdiction over Catalyst or any of its Material Subsidiaries or any material license or permit required to enable Catalyst or any of its Material Subsidiaries to own its assets or carry on its business as described in the Prospectus;

excluding breaches, conflicts or defaults that would not, individually or in the aggregate, have a material adverse effect on Catalyst and its subsidiaries on a consolidated basis or have a material adverse effect on the Rights Offering or on the other transactions contemplated hereby.

(j)	In respect of the proposed Snowflake Acquisition:

(i)	the Standby Purchasers have been provided access to all material documents and due diligence materials in the possession of Catalyst which relate to the Snowflake Acquisition; and

(ii)
the completion of the Snowflake Acquisition will not result in a breach of the by-laws, the constating documents or any material agreement to which Catalyst or any of the Material Subsidiaries is a party.

(k)
This Agreement has been duly executed and delivered by Catalyst and constitutes a legal, valid and binding obligation of Catalyst, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangements or other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(l)
Catalyst is a reporting issuer, or holds equivalent status, under the Securities Laws of each of the Provinces of Canada and is in compliance with its obligations under section 85 of the Securities Act (British Columbia) and under sections 144 and 145 of the rules thereunder and under similar provisions in the Securities Laws of the other Qualifying Jurisdictions.

(m)	Catalyst is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of National Instrument 44-101 — Short Form Prospectus Distributions.

(n)
Each of the consolidated financial statements of Catalyst contained in the Public Documents, including each Public Document filed after the date hereof until the Closing Date, (i) complies or, when filed, will comply as to form in all material respects with the Securities Laws, (b) has been or, when filed, will have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable Securities Laws) and (c) fairly presents, or when filed will fairly present, in all material respects, the consolidated financial position of Catalyst and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements may omit footnotes which are not required in unaudited financial statements and are subject to normal year end adjustments.

(o)
The Public Disclosure Documents were, at their respective time of issue, filing or publication, true and correct in all material respects, contained no Misrepresentations and were prepared in accordance with and complied with the Securities Laws applicable to each such document.

(p)
Except as publicly disclosed by Catalyst, none of the directors or officers of Catalyst or any associate or affiliate of the foregoing has any interest, direct or indirect, in any material transaction or any proposed material transaction with Catalyst which, as the case may be, materially affects, is material to or will materially affect Catalyst.

(q)
There is no action, suit, proceeding or investigation pending or, to the knowledge of the officers of Catalyst, threatened against or affecting Catalyst or any of its subsidiaries or any of the properties or assets of Catalyst or of any of its subsidiaries or before any Governmental Entity, which could in any way reasonably be expected to result in a Material Adverse Change or which questions the validity of the sale of the Securities in accordance with this Agreement, or any other action taken or to be taken by Catalyst pursuant to or in connection with this Agreement.

(r)
No consent, approval, order or authorization of, or declaration with any Governmental Entity or any third party is required by or with respect to Catalyst or any of its affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by Catalyst contemplated hereby, other than the consents, approvals, or authorizations that may be required by the Securities Laws of any Qualifying Jurisdictions.

(s)
At the time of its filing and as at the Closing Date, the Prospectus will comply, in all material respects, with the requirements of the Securities Laws in the Qualifying Jurisdictions, and will comply with the requirements of the Securities Act; and at the time of its filing and as at the Closing Date, the information and statements contained therein, together with the documents incorporated by reference, will be true and correct in all material respects, contain no Misrepresentations and will constitute full, true and plain disclosure of all material facts (as such term is construed under the Securities Act) relating to the Securities; provided that the foregoing shall not apply to any information or statements contained in the Prospectus relating to the Standby Purchasers which the Standby Purchasers have approved in writing for inclusion in such Prospectus.

(t)
At the time of its filing and as of the Closing Date, the Registration Statement and the U.S. Final Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Final Prospectus will comply, in all material respects, with the applicable provisions of the 1933 Act and the Rules and Regulations, and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Final Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Final Prospectus) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in the Registration Statement or the U.S. Final Prospectus or any amendment thereof or supplement thereto relating to the Standby Purchasers which the Standby Purchasers have approved in writing for inclusion therein.

(u)	At the Closing Date and subject to the completion of the filings and other matters contemplated herein, the distribution of the Securities by Catalyst will comply with applicable Securities Laws.

(v)
Catalyst is not in violation in any material respect of any of the rules and policies of the TSX, including the applicable listing requirements of the TSX, and its Common Shares are currently listed thereon.

(w)	There has been no Material Adverse Change since December 31, 2007.

5.2
Survival.  All representations and warranties of Catalyst contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, shall survive the completion of the purchase of Securities by the Standby Purchasers and shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of the Standby Purchasers.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE STANDBY PURCHASERS

6.1	Representations. Each Standby Purchaser severally (and not jointly and severally) represents and warrants to Catalyst, solely with respect to itself, that:

(a)	Such Standby Purchaser is a corporation or limited partnership organized and existing under the Laws of Canada and that it has the power to enter into and perform its obligations under this Agreement.

(b)	The execution, delivery and performance by such Standby Purchaser of this Agreement:

(i)	has been duly authorized by all necessary action on its part;

(ii)
does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of which it is a party or pursuant to which any of its assets or property may be affected; and

(iii)	will not result in the violation of any applicable Law.

(c)
This Agreement has been duly executed and delivered by such Standby Purchaser and constitutes a legal, valid and binding obligation of such Standby Purchaser, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)
No consent, approval, order or authorization of, or declaration with, any Governmental Entity is required by or with respect to such Standby Purchaser or any of its affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by such Standby Purchaser contemplated hereby, other than consents, approvals, or authorizations that may be required by any Securities Commissions.

(e)
Such Standby Purchaser has, and on the Closing Date will have (regardless of the number of Rights that are exercised by the holders of Rights prior to the Expiry Time) sufficient funds to make and complete the payment for the Standby Subscription Receipts in the proportion set out in Section 2.2 and the availability of such funds is not and will not be subject to the consent, approval or authorization of any other Person(s), and such Standby Purchaser acknowledges that it shall, in conjunction with Catalyst, be required in accordance with Section 6.1 of National Instrument 45-101 — Rights Offerings, to deliver evidence of the foregoing to the Securities Commissions at or prior to the time of filing of the Preliminary Prospectus with the Securities Commissions.

6.2
Survival.  All representations and warranties of the Standby Purchasers contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, shall survive the completion of the purchase of Securities by the Standby Purchasers and shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of Catalyst.

ARTICLE 7

CLOSING AND CONDITIONS

7.1
The closing of the purchase by the Standby Purchasers and sale by Catalyst of the Standby Subscription Receipts to be purchased by the Standby Purchasers hereunder shall be completed at the Vancouver offices of Blake, Cassels & Graydon LLP at 6:00 a.m. (Vancouver time) on the Closing Date or at such other time and/or on such other date and/or at such other place as Catalyst and the Standby Purchasers may agree upon in writing. On such date, and upon payment being made by the Standby Purchasers in accordance with Section 2.5, definitive certificates representing the number of Subscription Receipts that is equal to the number of Standby Subscription Receipts to be purchased by each of the Standby Purchasers hereunder shall be delivered to each of the Standby Purchasers by Catalyst and such certificates shall be registered in the name of each of the Standby Purchasers, one or more designees of the Standby Purchasers or as each of the Standby Purchasers may otherwise direct, as applicable. Catalyst shall contemporaneously pay the standby commitment fee pursuant to Section 2.7(b) to the Standby Purchasers.

7.2	The obligation of the Standby Purchasers to complete the closing of the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a)
Catalyst shall have entered into the Snowflake Purchase Agreement in the form provided to the Standby Purchasers, which agreement shall remain in full force and effect, unamended, as at the Closing Time (except for non-material amendments or amendments made with the prior consent of the Standby Purchasers, such consent not to be unreasonably withheld);

(b)
TAVIX shall have entered into the TAVIX Oversubscription Agreement in the form provided to the Standby Purchasers, which agreement shall remain in full force and effect, unamended, as at the Closing Time (except for non-material amendments or amendments made with the prior consent of the Standby Purchasers, such consent not to be unreasonably withheld) and TAVIX shall have purchased and fully paid for any Subscription Receipts required to be purchased by TAVIX thereunder;

(c)
there shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of Catalyst, pending, commenced or threatened, including, without limitation before any Governmental Entity, that would reasonably be expected, if determined adverse to Catalyst, to have a material adverse effect on the power or ability of Catalyst to consummate the Rights Offering;

(d)
Catalyst will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other governmental and regulatory bodies required in connection with the Rights Offering and the purchase of Standby Subscription Receipts by the Standby Purchasers as contemplated by this Agreement;

(e)	the Rights being listed on the TSX;

(f)
the TSX having conditionally approved the listing of the Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts, subject to the filing of customary documents with the TSX;

(g)
the Standby Purchasers shall have received copies of directors’ and officers’ questionnaires (in the form attached as Exhibit A to this Agreement) completed and executed by each of the officers and each of the directors of Catalyst no later than two weeks following the filing of the Preliminary Prospectus, the contents of which shall not disclose, in the reasonable judgment of the Standby Purchasers, the existence of an undisclosed material fact pursuant to Section 4.1;

(h)
the Standby Purchasers shall have received a legal opinion dated as of the Closing Date from Canadian counsel to Catalyst in the form attached as Exhibit B to this Agreement (who may rely on the opinion of counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Provinces of British Columbia, Alberta, Ontario and Quebec or the laws of Canada applicable therein, and who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers of Catalyst);

(i)
the Standby Purchasers shall have received a legal opinion dated as of the Closing Date from U.S. counsel to Catalyst in the form attached as Exhibit C to this Agreement (who may rely on the opinion of counsel acceptable to them as to matters governed by the laws of jurisdictions other than the laws of the United States, and who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers of Catalyst);

(j)
the Standby Purchasers shall have received opinions addressed to the Standby Purchasers, Catalyst, each of the Standby Purchasers’ counsel and Catalyst’s counsel, in form and substance satisfactory to the Standby Purchasers, acting reasonably, dated in the case of each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, as of the respective date of filing thereof (or such other date as mutually agreed to by Catalyst and the Standby Purchasers), to the effect that the French language version of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment, as the case may be, including, unless an applicable translation exemption is obtained, all documents incorporated by reference, including all financial information, is in all material respects a complete and accurate translation of the English language version thereof;

(k)
an opinion of Quebec counsel, dated the Closing Date and acceptable in form and substance to each of the Standby Purchasers’ counsel, acting reasonably, as to compliance of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, if applicable, with the laws of the Province of Quebec relating to the use of the French language;

(l)
the Standby Purchasers shall have received at Closing a certificate or certificates dated the Closing Date and signed on behalf of Catalyst by the Chief Executive Officer and the Chief Financial Officer of Catalyst or such other officers of Catalyst acceptable to the Standby Purchasers, acting reasonably, addressed to the Standby Purchasers certifying for and on behalf of Catalyst (and without personal liability) after having made due enquiry and after having carefully examined the Prospectus, including all documents incorporated by reference that:

(i)
since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendment (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Catalyst and its subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of Catalyst or its subsidiaries which is material to Catalyst and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be,

(ii)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of Catalyst has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any regulatory authority,

(iii)	Catalyst has duly complied with the terms, conditions and covenants of this Agreement on its part to be complied with up until Closing, and

(iv)
the representations and warranties of Catalyst contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement.

(m)
the Standby Purchasers shall have received (i) a long-form “comfort letter” from the external auditors to Catalyst dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the auditors within two Business Days of the date of the Final Prospectus) addressed to the Standby Purchasers, in customary form and satisfactory in substance to the Standby Purchasers, acting reasonably, with respect to, inter alia, the financial and accounting data (both audited and unaudited) contained in or incorporated by reference in the Prospectus; and (ii) a bringdown letter in respect of the comfort letter dated as of the Closing Date (with a “cut-off date” no earlier than two Business Days before the Closing Date);

(n)	the terms of the Rights Offering shall not have been changed from those set out herein;

(o)
Catalyst shall have entered into a subscription receipt agreement providing for the creation and issue of subscription receipts of Catalyst containing customary terms and conditions for subscription receipts of this nature, such terms and conditions being satisfactory to the Standby Purchasers acting reasonably, including, for greater certainty, a condition to the conversion of such subscription receipts that Catalyst has not agreed to any amendment of the Snowflake Purchase Agreement or waiver (explicitly or by implication) of any term, condition, right or benefit under the Snowflake Purchase Agreement, in any such case where the absence of such term, condition, right or benefit, or its failure to be satisfied, would have a material adverse effect on the value of the Snowflake Acquisition to Catalyst (except for amendments or waivers made with the prior consent of the Standby Purchasers, such prior consent not to be unreasonably withheld), a covenant of Catalyst that it shall allow the Standby Purchasers and their advisors to conduct all due diligence investigations which the Standby Purchasers reasonably require (including due diligence investigations in connection with the Snowflake Acquisition) for the period prior to the conversion of the Subscription Receipts and a right to terminate in favour of the Standby Purchasers if any condition contained in the Snowflake Purchase Agreement, the fulfillment or satisfaction of which is outside the control of Catalyst, including without limitation, the conditions set out in sections 7.1.2, 7.1.3 and 7.2.6 thereof, has not been and has become incapable of being satisfied prior to the closing date specified therein; and

(p)
Catalyst shall not have waived or agreed to waive (explicitly or by implication) any term, condition, right or benefit under the Snowflake Purchase Agreement, where the absence of such term, condition, right or benefit, or its failure to be satisfied, would have a material adverse effect on the value of the Snowflake Acquisition to Catalyst (except for waivers made with the prior consent of the Standby Purchasers, such prior consent not to be unreasonably withheld).

7.3	Catalyst agrees it will use its reasonable commercial efforts to cause the conditions set out in Section 7.2 to be fulfilled or complied with on or before the Closing Date.

ARTICLE 8

CONFIDENTIALITY AND PUBLIC ANNOUNCEMENT

8.1
Confidentiality.  None of the parties hereto shall, without the prior consent of the other parties, disclose the terms of this Agreement, except that such disclosure may be made:  (i) by Catalyst to the extent necessary in connection with the entering into of the Snowflake Purchase Agreement; (ii) to any party’s officers, directors, partners, advisors and employees who require such information for the purpose of consummating the transactions contemplated by this Agreement; (iii) in the Preliminary Prospectus and Prospectus; or (iv) as may otherwise be required by Law or the rules of the TSX.  For greater certainty, Catalyst and the Standby Purchasers acknowledge that a copy of this Agreement is  required to be filed electronically on the System for Electronic Document Analysis and Retrieval in Canada and the EDGAR system in the United States following its execution by the parties hereto.

8.2
Public Announcement.  Catalyst will make a public announcement regarding this Agreement (in a form satisfactory to the Standby Purchasers, acting reasonably) contemporaneously with (or that shall be included within) the public announcement to be made by Catalyst regarding the Snowflake Acquisition and the Rights Offering.

ARTICLE 9

TERMINATION

9.1
Termination by Catalyst.  Subject to Section 9.3, if Catalyst, at any time and in its sole discretion, decides not to proceed with the Rights Offering (including, without limitation, for any of the reasons set out in Sections 9.2(a) through 9.2(g) hereof) it shall be entitled, by giving written notice to the Standby Purchasers, to terminate and cancel this Agreement; provided however, that Catalyst shall be entitled to make such election to terminate and cancel this Agreement only if Catalyst has used its reasonable commercial efforts to comply with its obligations under this Agreement which are required to have been performed prior to the time of giving such notice to the Standby Purchasers, and, provided further that, if Catalyst terminates this Agreement pursuant to this Section 9.1, Catalyst shall immediately upon such termination pay the Standby Purchasers the amounts set out in Sections 2.7(b) and 2.7(c), unless terminated by Catalyst in the circumstances provided for in Section 9.2(e) in which case Catalyst shall immediately upon such termination pay an additional fee of $437,500 to each of the Standby Purchasers (representing an additional aggregate fee payable to the Standby Purchasers of $875,000) rather than pay to each of the Standby Purchasers the amounts set out in Section 2.7(b) and 2.7(c).

9.2
Termination by the Standby Purchasers.  Subject to Section 9.3, each of the Standby Purchasers shall be entitled, severally (and not jointly and severally), by giving written notice to Catalyst at any time prior to the Closing Time, to terminate and cancel, without any liability on its part, its obligations under this Agreement, if:

(a)
any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity pursuant to applicable Laws in relation to Catalyst or any of its subsidiaries, or in relation to any of the directors or officers of Catalyst or any of its subsidiaries, any of which suspends or ceases trading in the Rights, Subscription Receipts or Common Shares for a period greater than one Business Day or operates to prevent or restrict the lawful distribution of the Securities;

(b)
if any order is issued by a Governmental Entity pursuant to applicable Laws, or if there is any change of Law, either of which suspends or ceases trading in the Rights, Subscription Receipts or Common Shares for a period greater than one Business Day or operates to prevent or restrict the lawful distribution of the Securities;

(c)	any Material Adverse Change occurs;

(d)
there should develop or occur or come into effect, any catastrophe of national or international consequence or, any Law or other occurrence of any nature whatsoever which, in the reasonable opinion of the Standby Purchasers, seriously adversely affects, or will seriously adversely affect, the financial markets in Canada;

(e)
any condition contained in the Snowflake Purchase Agreement, the fulfillment or satisfaction of which is outside the control of Catalyst, including without limitation, the conditions set out in sections 7.1.2, 7.1.3 and 7.2.5 thereof, has not been and has become incapable of being satisfied prior to the closing date specified therein;

(f)
Catalyst fails to obtain (i) final listing approval from the TSX for the Rights at least two days prior to the date named as the Record Date in the Final Prospectus; and (ii) conditional listing approval from the TSX in respect of the Subscription Receipts issuable upon exercise of the Rights, the Common Shares underlying the Subscription Receipts, the Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts prior to or on the Closing Date, subject to receipt of customary final documentation.

(g)
the Common Shares, the Subscription Receipts or the Rights are de-listed or suspended or halted for trading for a period greater than one Business Day for any reason by the TSX at any time prior to the closing of the Rights Offering;

(h)	the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment is not in a form approved by the Standby Purchasers in accordance with Section 3.1(h);

(i)	the conditions to closing in favour of the Standby Purchasers referred to in Section 7.2 above:

(i)	have not been satisfied on or before the earlier of: (A) 45 days after the date on which the Exercise Price is determined in accordance with Section 2.3 and (B) April 21, 2008; and/or

(ii)	have, at any time and for any reason, become incapable of being satisfied by the earlier of the dates set out in Section 9.2(i)(i);

(j)	the Final Prospectus has not been filed in each of the Qualifying Jurisdictions in Canada and with the SEC on or before March 10, 2008;

(k)	the Rights Offering is otherwise terminated or cancelled or the closing (as contemplated in Article 7 hereof) has not occurred on or before the earlier of:

(i)	45 days after the date on which the Exercise Price is determined in accordance with Section 2.3; and

(ii)	April 21, 2008.

The rights of termination contained in this Section 9.2 may be exercised by the Standby Purchasers and, subject to Section 9.3, are in addition to any other rights or remedies the Standby Purchasers may have in respect of any default, act or failure to act of Catalyst in respect of any matters contemplated by this Agreement.  In the event that either of the Standby Purchasers terminate this Agreement pursuant to the provisions of any of this Section 9.2 (other than pursuant to Sections 9.2(d) and 9.2(e)), Catalyst shall immediately upon such termination pay to the Standby Purchasers the amounts set out in Sections 2.7(b) and 2.7(c). If either of the Standby Purchasers terminate this Agreement pursuant to Section 9.2(e), Catalyst shall immediately upon such termination pay an additional fee of $437,500 to each of the Standby Purchasers (representing an additional aggregate fee payable to the Standby Purchasers of $875,000) and no additional fees set out in Sections 2.7(b) or otherwise (except pursuant to Section 12.1) and 2.7(c) shall be payable. If either of the Standby Purchasers terminate this Agreement pursuant to Section 9.2(d), no additional fees set out in Sections 2.7(b) and 2.7(c) or otherwise (except pursuant to Section 12.1) shall be payable by Catalyst to the Standby Purchasers.

9.3
Notwithstanding any other provision hereof, should Catalyst or the Standby Purchasers validly terminate this Agreement pursuant to, and in accordance with, this Article 9, the obligations of Catalyst and the Standby Purchasers under this Agreement shall terminate and following the payment of any applicable fees payable to the Standby Purchasers pursuant to Section 9.1 or 9.2, as the case may be, there shall be no further liability on the part of the Standby Purchasers to Catalyst or on the part of Catalyst to the Standby Purchasers hereunder (except for any liability of any party that exists at such time or that may arise thereafter pursuant to Article 10 or Section 12.1 hereof).

ARTICLE 10

INDEMNIFICATION

10.1
Catalyst covenants and agrees to protect, indemnify and hold harmless each of the Standby Purchasers for and on behalf of itself and for and on behalf of and in trust for each of its directors, officers, employees, agents and shareholders from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred:

(a)
by reason of or in any way arising, directly or indirectly, out of any Misrepresentation or alleged Misrepresentation in the Prospectus other than any Misrepresentation or alleged Misrepresentation relating to any information in the Prospectus relating to the Standby Purchasers approved in writing by the Standby Purchasers for inclusion in the Prospectus; and/or

(b)
by reason of or in any way arising, directly or indirectly, out of any order made or inquiry, investigation or proceeding commenced or threatened by any Securities Commission, or other competent authority in Canada or before or by any Governmental Entity, based upon or relating to the Rights Offering or the other transactions contemplated in this Agreement including, without limitation, any actions taken or statements made by or on behalf of Catalyst in connection with the Rights Offering or the other transactions contemplated in this Agreement or any Misrepresentation or alleged Misrepresentation in the Prospectus other than any Misrepresentation or alleged Misrepresentation relating to any information in the Prospectus relating to the Standby Purchasers approved in writing by the Standby Purchasers for inclusion in the Prospectus;

(c)
the non-compliance or alleged non-compliance by Catalyst with any requirement of the Securities Laws or any other applicable Laws in connection with the Rights Offering or the other transactions contemplated in this Agreement, including Catalyst’s non-compliance with any statutory requirement to make any document available for inspection; and/or

(d)	by reason of, or in any way arising, directly or indirectly, out of any breach or default of or under any representation, warranty, covenant or agreement of Catalyst contained herein.

10.2
Each of the Standby Purchasers severally (and not jointly and severally) covenants and agrees, solely with respect to itself, to protect, indemnify and hold harmless Catalyst for and on behalf of itself and for and on behalf of and in trust for each of its directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of, or in any way arising, directly or indirectly, out of any breach or default of or under any representation, warranty, covenant or agreement of such Standby Purchaser contained herein or by reason of or in any way arising, directly or indirectly, out of any Misrepresentation or alleged Misrepresentation relating to any information in the Prospectus relating to such Standby Purchaser approved in writing by such Standby Purchaser for inclusion in the Prospectus.

10.3
In the event that any claim, action, suit or proceeding, including, without limitation, any inquiry or investigation (whether formal or informal), is brought or instituted against any of the Persons in respect of which indemnification is or might reasonably be considered to be provided for herein, such Person (an “Indemnified Party”) shall promptly notify the Person from whom indemnification is being sought (being either Catalyst under Section 10.1 or the applicable Standby Purchaser under Section 10.2, as the case may be (the “Indemnifying Party”)) and the Indemnifying Party shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such claim, action, suit or proceeding, and the Indemnifying Party shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, suit or proceeding.

10.4
In any such claim, action, suit or proceeding, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party unless:

(a)	the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such other counsel; or

(b)
the named parties to any such claim, action, suit or proceeding (including any added, third or impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defenses).

10.5
Subject to Section 10.4, it is understood and agreed that the Indemnifying Party shall not, in connection with any such claim, action, suit or proceeding in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate legal firm for all Persons in respect of which indemnification is or might reasonably be considered to be provided for herein and such firm shall be designated in writing by the Indemnified Party (on behalf of itself and its directors, officers, employees, agents and shareholders).

10.6
Notwithstanding anything herein contained, no Indemnified Party shall agree to any settlement of any such claim, action, suit, proceeding, inquiry or investigation in respect of which indemnification is or might reasonably be considered to be provided for herein, unless the Indemnifying Party has consented in writing thereto, and the Indemnifying Party shall not be liable for any settlement of any such claim, action, suit, proceeding, inquiry or investigation unless it has consented in writing thereto.

10.7
If the indemnification provided for in this Article 10 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the act or omission that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

10.8
The obligations of Catalyst and the Standby Purchasers under this Article 10 shall survive completion of any offerings described herein and the termination of this Agreement. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

ARTICLE 11

NOTICE

11.1
Notice.  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission or other means of electronic transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.

(a)	In the case of Catalyst:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Attention:  Chief Financial Officer
Fax:	(604) 247-4145

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC   V7X 1L3

Attention:  Peter Kalbfleisch
Fax:	(604) 631-3309

and to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York   10004-1980

Attention:  Jeffrey Bagner
Fax:	(212) 859-4000

(b)	In the case of the Standby Purchasers:

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3

Attention:  Peter Miller
Fax:	(416) 359-4404

and to:

Genuity Capital Markets
40 King Street West, Suite 4900
Toronto, Ontario
M5H 3Y2

Attention:  James Merkur, Principal
Fax:	(416) 687-5339

With a copy (which shall not constitute notice) to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention:  Bill Gorman
Fax:	(416) 979-1234

11.2
Receipt of Notice.  Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission or other means of electronic transmission, as the case may be, or if not a Business Day, on the next Business Day.

ARTICLE 12

MISCELLANEOUS

12.1
Expenses.  Catalyst will be responsible for all expenses related to the Rights Offering, whether or not it is completed, including, without limitation, all fees and disbursements of its legal counsel, fees and disbursements of its accountants and auditors, all expenses related to roadshows and marketing activities and any marketing documents or materials (including, without limitation, slide presentations and videos, if any), printing costs, translation fees and filing fees.  In addition, Catalyst shall reimburse the Standby Purchasers for the reasonable fees and disbursements of legal counsel to each of the Standby Purchasers and for other reasonable out-of-pocket expenses incurred by the Standby Purchasers in connection with this Agreement.

12.2
Further Assurances.  The parties hereto agree to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

12.3
Assignment.  This Agreement may not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other parties hereto, provided, however, that the rights and obligations of the Standby Purchasers to purchase Standby Subscription Receipts hereunder may be assigned in whole or in part to one or more affiliates designated in writing by the Standby Purchasers, to the extent permitted by applicable law, which assignment shall not release the Standby Purchasers from its obligations hereunder.

12.4	Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

12.5
Waiver.  Failure by any party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by either party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the waiving party.

12.6
Amendments.  No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

12.7
Counterparts.  This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person

12.8	Time. Time shall be of the essence of this Agreement.

12.9
Entire Agreement.  This Agreement and any other agreements and other documents referred to herein and delivered in connection herewith, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

12.10
Language.  The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English. Les parties aux présentes reconnaissent qu’à leur demande le présent document ainsi que tous les documents et conventions qui s’y rattachent directement ou indirectement sont rédigés en langue anglaise.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

CATALYST PAPER CORPORATION
Per:	“Richard Garneau”
Name: Title:

BMO NESBITT BURNS INC.
Per:	“Jeffrey Watchhorn”
Name: Title:

GENUITY CAPITAL MARKETS
Per:	“James Merkur”
Name: Title:

EXHIBIT A

FORM OF DIRECTORS’ AND OFFICERS’ QUESTIONNAIRE

See attached.

EXHIBIT B

FORM OF LEGAL OPINION FROM CANADIAN COUNSEL TO CATALYST

See attached.

EXHIBIT C

FORM OF LEGAL OPINION FROM U.S. COUNSEL TO CATALYST

See attached.